Proxy Voting

Canterbury Investment Management, as a matter of policy and practice, has no authority to vote proxies on behalf of advisory clients. The firm may offer assistance as to proxy matters upon a client's request, but the client always retains the proxy voting responsibility. Canterbury Investment Management's policy of having no proxy voting responsibility is disclosed to clients.

Canterbury does have to keep copies of all proxies that are voted for on behalf of the Canterbury Portfolio Thermostat Mutual Fund. Kim Custer votes and submits the proxies. We keep records filed for all proxies that have been voted for regarding the mutual fund.

Background

Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised.

Investment advisers registered with the SEC, and which exercise voting authority with respect to client securities, are required by Rule 206(4)-6 of the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an adviser addresses material conflicts that may arise between an adviser's interests and those of Its clients; (b) to disclose to clients how they may obtain information from the adviser with respect to the voting of proxies for their securities; (c) to describe to clients a summary of its proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the adviser's proxy voting activities when the adviser does have proxy voting authority.

Responsibility

Kim Custer has the responsibility for the implementation and monitoring of our proxy policy and to ensure that the firm does not accept or exercise any proxy voting authority on behalf of clients without an appropriate review and change of the firm's policy with appropriate regulatory requirements being met and records maintained.

Procedure

Canterbury Investment Management has adopted various procedures to implement the firm's policy and conducts reviews to monitor and ensure the firm's policy is observed, implemented properly and amended or updated,as appropriate, which include the following:

•	Canterbury Investment Management discloses its proxy voting policy of not having proxy voting authority in its Firm Brochure (and Wrap Fee Program Brochure, if applicable) or other client information;
•	Canterbury Investment Management's advisory agreements provide that the firm has no proxy voting responsibilities and that the advisory clients expressly retain such voting authority;
•	Canterbury Investment Management's new client information materials may also indicate that advisory clients retain proxy voting authority;

•	Kim Custer reviews the nature and extent of advisory services provided by the firm and monitors such services annually to determine and confirm that client proxies are not beingvoted by the firm or anyone within the firm.